SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82-        .
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

This Form 6-K consists of the following:

     1. Press release of World Heart Corporation, dated November 22, 2002, announcing that the U.S. Food and Drug Administration has filed WorldHeart's Premarket Approval Supplement application requesting Destination Therapy approval for its Novacor(R) LVAS heart-assist device.

News Release

For Immediate Release

              FDA Files WorldHeart's Novacor(R) LVAS PMA Supplement
                             For Destination Therapy

Oakland, Calif.- November 22, 2002 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) has received notification from the U.S. Food and Drug Administration (FDA) that they have filed WorldHeart's Premarket Approval Supplement (PMA) application requesting Destination Therapy approval for its Novacor(R) LVAS heart-assist device. The effective file date is November 22, 2002.

On October 1, 2002, WorldHeart announced that the FDA had granted the application expedited review, however, the application could not be filed until data deficiencies noted by the FDA were either corrected or justified to the satisfaction of the FDA. At that time, WorldHeart announced that it intended to proceed with avenues presented by the FDA to resolve the issue. The decision to file was made by the FDA following review by the Director of the Office of Device Evaluation.

"Worldheart is very pleased with this decision by the FDA," said Rod Bryden, WorldHeart's President and CEO. "This marks the beginning of a substantive review process of the cogent evidence in support of the application. We are confident in that evidence, but of course we cannot provide assurance of approval."

More than 5 million people in the United States suffer from heart-failure, with new diagnoses of more then 500,000 annually. Each year about 4,000 people are added to the list of candidates eligible to receive a heart transplant, with fewer than 2,500 available donor hearts. Approval of Novacor(R) LVAS for use by end-stage heart failure patients who are not candidates for transplantation would significantly expand the potential market for the product.

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is already approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

                                                                           .../2

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars

For more information, please contact:

Michelle Banning
Manager, Corporate Communications
(510) 563-4995, or
(613) 226-4278, ext: 2995
michelle.banning@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            World Heart Corporation

Date: November 22, 2002                     By: /s/ Ian Malone
                                               ---------------------------------
                                              Name:   Ian Malone
                                              Title:  Vice President Finance and
                                                      Chief Financial Officer